                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of September 2007

                 TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LTD.
                 (Translation of Registrant's Name Into English)

                              NO. 8, LI-HSIN RD. 6,
                              HSINCHU SCIENCE PARK,
                                     TAIWAN
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    V                           Form 40-F
                      -------                                  -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes                                            No    V
                -------                                       -------

     (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

     CALIFORNIA COURT ISSUES ORDER ON TSMC MOTION FOR PRELIMINARY INJUNCTION
                                  AGAINST SMIC

HSINCHU, TAIWAN, R.O.C., SEPTEMBER 14, 2007 --The California State Superior Court of Alameda County issued an Order on TSMC's pre-trial motion for a preliminary injunction against SMIC on September 7, and the Order was made public on September 13, Pacific Time. A summary of the Order follows.

1. The Court found "TSMC has demonstrated a significant likelihood that it will ultimately prevail on the merits of its claim for breach of paragraphs 15 and 29 of the (2005) Settlement Agreement" with SMIC.

2. The Court also found "TSMC has demonstrated a significant probability of establishing that SMIC retains and is using TSMC Information in SMIC's 0.13um and smaller technologies that should have been returned under paragraphs 15 and 29 of the (Settlement) Agreement, and there is significant threat of serious irreparable harm to TSMC if SMIC were to disclose or transfer that information before final resolution of the case." Therefore, the court ordered that, effective immediately, SMIC must provide advance notice and an opportunity for TSMC to object before disclosing items enumerated in the Court Order to SMIC's third party partners.

3. The Court issued the Order instead of a full pre-trial injunction not due to lack of merit in TSMC's case, but because of other considerations. Those considerations include:

     a. The Court was "reluctant to issue a preliminary injunction that will almost certainly require ongoing discovery and repeated compliance hearings in the next 12-16 months."

     b. Breach of contract damages to TSMC for the period September 2007 through a trial in late 2008 do not constitute "irreparable harm" to TSMC as "injury from lost sales can be recovered after trial".

     c. The Court found there was no demonstration that SMIC is distributing its assets or in imminent danger of bankruptcy.

     d. The Court also found "if an injunction is issued in error, the intangible injury to the significantly smaller SMIC would be severe in terms of loss of cash flow, customer relationships, and reputation".

4. Finally, the Court stated that it expects to move promptly to full discovery and to a trial on the merits, which both parties have anticipated will take place in 2008.


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The full text of the Court's Order is available on the Court's website at
http://apps.alameda.courts.ca.gov/fortecgi/fortecgi.exe?ServiceName=DomainWeb
Service&TemplateName=index.html, using case number RG06286111.



                                      # # #

TSMC SPOKESPERSON:
------------------
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

TSMC ACTING SPOKESPERSON:
-------------------------
Mr. J.H. Tzeng
Deputy Director, PR Department, TSMC
Tel: 886-3-505-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com

FOR FURTHER INFORMATION, PLEASE CONTACT:
----------------------------------------
Michael Kramer                           Richard C.Y. Chung
Principal Specialist, TSMC P.R. Dept     Technical Manager, TSMC
Tel: 886-3-505-6216                      Tel: 886-3-505-5038
Mobile: 886-926-026-632                  Mobile: 886-911-258751
Fax: 886-3-567-0121                      Fax: 886-3-567-0121
E-Mail: pdkramer@tsmc.com                E-Mail: cychung@tsmc.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               Taiwan Semiconductor Manufacturing Company Ltd.


Date: September 14, 2007       By /s/  Lora Ho
                                  ----------------------------------
                                  Lora Ho
                                  Vice President & Chief Financial Officer